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Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-6010	FOIA Confidential Treatment Request Under 17 C.F.R. §200.83

Attention:	Julie Sherman
Li Xiao
Juan Grana
Lauren Nguyen

Re:	Omada Health, Inc.
Share-based Compensation
Registration Statement on Form S-1
File No. 333-287156
CIK No. 0001611115

To the addressee set forth above:

On behalf of Omada Health, Inc. (“Omada” or the “Company”), we submit this letter (this “Letter”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), originally confidentially submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on June 24, 2024, and filed with the Commission on May 9, 2025.

The purpose of this Letter is to provide supplemental information to the Staff with respect to the accounting treatment for share-based compensation for its consideration so that the Company may be in a position to print a preliminary prospectus as promptly as practicable. We are respectfully requesting confidential treatment for certain portions of this Letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. § 200.83. This Letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this Letter. A redacted Letter will be filed on EDGAR, omitting the confidential information contained in this Letter.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

OMADA HEALTH, INC.

OMDA-1001

May 20, 2025

The Company’s discussion of share-based compensation is primarily contained within the section of the Registration Statement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Share-based Compensation” and “—Common Stock Valuations” (“MD&A”) on pages 122-123 of the Registration Statement and is also discussed in Note 12 to the audited consolidated financial statements and Note 9 of the unaudited condensed consolidated financial statements included in the Registration Statement (the “Financial Statements”).

The Company supplementally advises the Staff that, while not yet reflected in the Registration Statement, based on discussions with the Company’s Board of Directors (the “Board of Directors”) and feedback from prospective investors, and reflecting the input from the lead underwriters for its initial public offering (“IPO”), the Company currently anticipates an approximate price range of $[***] to $[***] per share for the Company’s common stock (without giving effect to the expected [***]-for-[***] reverse stock split that the Company plans to effect prior to the filing of a preliminary prospectus with a bona fide price range) (the “Preliminary IPO Price Range”), with a midpoint of the anticipated range of approximately $[***] per share (the “Preliminary Assumed IPO Price”). On an expected post-reverse stock split basis, the Preliminary Price Range is estimated to be $[***] to $[***] per share. For consistency with the Registration Statement, all data in this Letter is reflected on a pre-split basis, unless otherwise expressly noted.

The Company’s final Preliminary IPO Price Range remains under discussion between the Company and the lead underwriters, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

Stock Option Grants Since January 1, 2024

Stock options are awarded by the Board of Directors or a committee of the Board of Directors (the “Committee”). At the grant date, the Board of Directors or the Committee, as applicable, with input from management, determined the estimated fair value of the Company’s common stock after considering valuation reports from an independent third-party valuation specialist as well as the other objective and subjective factors described in the Registration Statement. Set forth below in this Letter is a discussion of each valuation and option grant since January 1, 2024 (prior to January 1, 2024, the last stock option grant was made on December 28, 2023), along with a comparison of the estimated fair values of the Company’s common stock to the Preliminary Assumed IPO Price.

The following table summarizes by grant date the number of shares of common stock underlying stock options granted since January 1, 2024, as well as the estimated fair value per share of the Company’s common stock to determine share-based compensation expense for financial reporting purposes.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

OMADA HEALTH, INC.

OMDA-1002

May 20, 2025

Grant Date	Number of Shares Underlying Stock Option Grants	Fair Value – Financial Reporting Purposes - Linear Interpolation(a)
2/9/2024	[***]	$[***]
2/28/2024	[***]	$[***]
6/10/2024	[***]	$[***]
6/13/2024	[***]	$[***]
9/3/2024	[***]	$[***]
9/18/2024	[***]	$[***]
10/24/2024	[***]	$[***]
11/14/2024	[***]	$[***]
12/18/2024	[***]	$[***]
1/28/2025	[***]	$[***]
2/2/2025	[***]	$[***]
3/21/2025	[***]	$[***]
5/8/2025	[***]	$[***]

(a) The Company utilizes a linear interpolation between the most recent independent common stock valuations before and after the date of grant to determine the fair value of its common stock on the grant date.

HISTORICAL FAIR VALUE DETERMINATION AND METHODOLOGY

The Company has historically determined the fair value of its common stock using methodologies, approaches, and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In addition, the Board of Directors and the Committee also considered numerous objective and subjective factors, along with input from management and third-party valuations, to determine the fair value of the Company’s common stock as disclosed in the Registration Statement.

As described in greater detail in the MD&A, the Company has utilized a combination of (i) the option-pricing method (“OPM”) and (ii) the probability weighted expected return method (“PWERM”) for determining the fair value of its common stock. The OPM values each equity class by creating a series of call options on the equity value, with exercise prices based on the liquidation preferences and conversion terms of each equity class. Under the PWERM, the per-share value of the common stock is estimated based upon the probability-weighted present value of expected future equity values for the common stock, under various possible future liquidity event scenarios, in light of the rights and preferences of each class of stock, discounted for a lack of marketability.

The Board of Directors and the Committee and management developed estimates based on application of these approaches and the assumptions underlying these valuations, giving careful consideration to the advice from its third-party valuation expert. At each grant date, the Board of Directors and the Committee, as applicable, considered whether any events occurred that would trigger any material changes to the business.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

OMADA HEALTH, INC.

OMDA-1003

May 20, 2025

The table below sets forth the fair value determinations of the Company’s common stock as of December 31, 2023 through May 6, 2025 that were provided by independent third-party valuation reports that were considered by the Board of Directors and the Committee in making fair value determinations:

Valuation Date	IPO Scenario Probability Weighting	Non-IPO Scenario Probability Weighting	Fair Value Per Share	Percentage Change in Fair Value Per Share from Prior Valuation Report
12/31/2023	[***]%	[***]%	$[***]	[***]%
3/31/2024	[***]%	[***]%	$[***]	[***]%
6/24/2024	[***]%	[***]%	$[***]	[***]%
8/28/2024	[***]%	[***]%	$[***]	[***]%
9/30/2024	[***]%	[***]%	$[***]	[***]%
12/31/2024	[***]%	[***]%	$[***]	[***]%
3/19/2025	[***]%	[***]%	$[***]	[***]%
5/6/2025	[***]%	[***]%	$[***]	[***]%

Fair Value Methodology

In valuing the Company’s common stock, management, the Board of Directors, and the Committee, as applicable, with input from external valuation advisors, determined the equity value of the business generally using a hybrid income and market approach for valuations as of December 31, 2023 through May 6, 2025. The use of the income and/or market approaches in the determination of value aligns with the development of the Company and the alignment of the Company to comparable public guideline companies.

For valuations of the Company’s common stock, management estimated with the assistance of third-party experts, as of each valuation date, the business enterprise value (“BEV”) on a continuing operations basis, using one or a weighted combination of the following acceptable valuation approaches:

•	The market approach estimates the value based on one of three methodologies.

•

The guideline public company (“GPC”) method uses a comparison to public companies in a similar line of business. From the comparable companies, a representative market value multiple is determined and then applied to the Company’s financial forecasts to estimate the value of the Company.

•

The guideline company transaction method involves determining valuation multiples from sales of companies with similar financial and operating characteristics and applying the valuation multiples derived from these transactions to the Company.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

OMADA HEALTH, INC.

OMDA-1004

May 20, 2025

•	The subject company transaction method uses the Company’s own relevant stock transactions to determine the equity value.

•

The income approach estimates value based on the expectation of future cash flows that the Company will generate. The discounted cash flow method involves estimating the future cash flows of a business for a certain discrete period and discounting such cash flows to present value. If the cash flows are expected to continue beyond the discrete time period, then a terminal value of the business is estimated and discounted to present value. These future cash flows are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in Omada’s industry or similar lines of business as of each valuation date and are adjusted to reflect the risks inherent in the Company’s cash flows.

The Company then allocated the BEV to each class of equity using one or a combination of the following common methodologies:

•

The PWERM estimates the value of common stock based upon an analysis of future values for the entire enterprise assuming various future outcomes. Share value is based upon the probability-weighted present value of these expected outcomes, as well as the rights of each class of preferred stock, common stock, and options.

•

The OPM relies on financial option theory to allocate value among different classes of equity based upon a future option “claim” on value. Under the option allocation methodology, the value of the common stock is estimated as the net value of a series of call options, representing the present value of the expected future returns to the common stockholders. This allocation methodology involves estimating the value of the call options using an option pricing model, such as the Black-Scholes-Merton or binomial, at a series of exercise prices that coincide with the liquidation and conversion preferences of the preferred and common stockholders.

For valuations as of December 31, 2023 through May 6, 2025, a 50/50 split of market and income approaches was used. The hybrid OPM-PWERM was selected as the principal equity allocation method as IPO scenarios were considered in anticipation of a liquidity event. Each valuation also considered recent secondary sales transactions and the circumstances upon which the sales were completed (e.g., whether the transactions involved unrelated parties, whether financial information and diligence was provided, and whether the transactions were conducted at arms-length) in order to determine the appropriate weighting.

The following describes the Board of Directors’ and the Committee’s fair value determinations and the related 409A valuation reports in further detail:

December 2023 409A – This valuation analysis resulted in a determination that the fair value of the Company’s common stock was $[***] per share. This determination was primarily attributable to the Company’s financial projections and utilized a 50% income approach and 50% GPC method approach. The valuation used a hybrid OPM/PWERM allocation methodology. The overall IPO probability was set at [***]% given the Company was preparing for an IPO in 2024. The discount for lack of marketability ranged from 11.5% to 25%.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

OMADA HEALTH, INC.

OMDA-1005

May 20, 2025

The grants dated February 9, 2024 and February 28, 2024 between the December 2023 and March 2024 409A valuations were made within two months of the December 2023 valuation date with no intervening corporate events that may have materially affected the fair value determination of the Company’s common stock. The Company used a straight-line calculation to determine interpolated fair values of the grants between the December 2023 and March 2024 409A valuations to account for share-based compensation expense for financial reporting purposes. The Company concluded that its best-faith estimate of the fair value for those grants in accordance with Accounting Standards Codification 718 – Compensation – Stock Compensation (“ASC 718”) was $[***] and $[***] per share, respectively, as reflected in its Financial Statements.

March 2024 409A – This valuation analysis resulted in a change in the fair value of the Company’s common stock from $[***] to $[***] per share. This was primarily due to improvements in the Company’s financial projections and business developments as well as an increase in the weighting of IPO scenario from [***]% to [***]% given the Company continued preparing for an anticipated IPO in 2024. The valuation methodology was consistent with the December 2023 409A, using a 50% income approach and 50% GPC method approach with a hybrid OPM/PWERM allocation methodology. The discount for lack of marketability ranged from 9.5% to 25%, which was slightly lower than the previous valuation, contributing to the overall increase in value.

The grants dated June 10, 2024 and June 13, 2024 between the March 2024 and June 2024 409A valuations were made within three months of the March 2024 valuation date, with no intervening corporate events that may have materially affected the fair value determination of the Company’s common stock. The Company used a straight-line calculation to determine interpolated fair values of the grants between the March 2024 and June 2024 409A valuations to account for share-based compensation expense for financial reporting purposes. The Company concluded that its best-faith estimate of the fair value for those grants in accordance with ASC 718 was $[***] and $[***] per share, respectively, as reflected in its Financial Statements.

June 2024 409A – This valuation analysis resulted in a change in the fair value of the Company’s common stock from $[***] to $[***] per share. This is primarily due to valuation multiples of comparable companies declining, partially offset by a change in the weighting of IPO scenario from [***]% to [***]% due to continued business growth and the Company’s initial confidential submission of the draft Registration Statement to the Commission on June 24, 2024. The valuation methodology was consistent with the March 2024 409A, using a 50% income approach and 50% GPC approach with a hybrid OPM/PWERM allocation methodology. The discount for lack of marketability ranged from 7% to 25%.

There were no option grants between the June 2024 and August 2024 409A valuations.

August 2024 409A – This valuation analysis resulted in a change in the fair value of the Company’s common stock from $[***] to $[***] per share. This is primarily due to valuation multiples of comparable companies declining, and an increase in the discount for lack of marketability. The valuation methodology was consistent with the June 2024 409A, using a 50% income approach and 50% GPC method approach with a hybrid OPM/PWERM allocation methodology. The overall IPO probability was set at [***]% as the Company submitted its second

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

OMADA HEALTH, INC.

OMDA-1006

May 20, 2025

draft Registration Statement to the Commission on August 7, 2024, although expected timing to liquidity event was increased as the IPO was anticipated to occur in [***], with scenario probabilities taking into account market uncertainty associated with geopolitical events. The discount for lack of marketability ranged from 11.5% to 25%.

The grants dated September 3, 2024 and September 18, 2024 between the August 2024 and September 2024 409A valuations were made within one month of the August 2024 valuation date, with no intervening corporate events that may have materially affected the fair value determination of the Company’s common stock. The Company used a straight-line calculation to determine interpolated fair values of the grants between the August 2024 and September 2024 409A valuations to account for share-based compensation expense for financial reporting purposes. The Company concluded that its best-faith estimate of the fair value for those grants in accordance with ASC 718 was $[***] and $[***] per share, respectively, as reflected in its Financial Statements.

September 2024 409A – This valuation analysis resulted in a change in the fair value of the Company’s common stock from $[***] to $[***] per share. This is primarily due to the probability of an IPO changing from [***]% total probability to [***]%. The valuation methodology was consistent with the August 2024 409A, using a 50% income approach and 50% GPC method approach with a hybrid OPM/PWERM allocation methodology. The Company continued working towards an IPO at the time of valuation, and the targeted timing to a liquidity event remained consistent with the August 2024 409A as the IPO was anticipated to occur in [***]; however, there was significant uncertainty that such an event may occur. The change in the IPO probability was primarily related to the increased  uncertainty with respect to market conditions caused by the then-upcoming U.S. presidential election as well as feedback from the “testing of waters” meetings with regards to potential timing of an IPO event. The discount for lack of marketability ranged from 11% to 25%.

The grants dated October 24, 2024, November 14, 2024, and December 18, 2024 between the September 2024 and December 2024 409A valuations were made within three months of the September 2024 valuation date, with no   intervening corporate events that may have materially affected the fair value determination of the Company’s common stock. The Company used a straight-line calculation to determine interpolated fair values to account for share-based compensation expense for financial reporting purposes. The Company concluded that its best-faith estimate of the fair value for those grants $[***], $[***], and $[***] per share, respectively, as reflected in its Financial Statements.

December 2024 409A – This valuation analysis resulted in a change in the fair value of the Company’s common stock from $[***] to $[***] per share. This was primarily driven by business developments and inputs received from prospective investors in the Company’s “testing-the-waters” meetings; however, this was offset by continued uncertainty and volatility in the market attributable to the geopolitical risks associated with the current U.S. presidential administration that ultimately resulted in a slight change in the probability of an IPO from [***]% to [***]%. The valuation methodology was consistent with the September 2024 409A, using a 50% income approach and 50% GPC method approach with a hybrid OPM/PWERM allocation methodology. The Company continued actively working toward an IPO at the time of valuation, and the anticipated timing to liquidity event remained consistent with the September 2024 409A as the IPO was anticipated to occur in [***]. The discount for lack of marketability ranged from 8% to 25%.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

OMADA HEALTH, INC.

OMDA-1007

May 20, 2025

The grants dated January 28, 2025 and February 2, 2025 between the December 2024 and March 2025 409A valuations were made within three months of the December 2024 valuation date, with no intervening corporate events that may have materially affected the fair value determination of the Company’s common stock. The Company used a straight-line calculation to determine interpolated fair values to account for share-based compensation expense for financial reporting purposes. The Company concluded that its best-faith estimate of the fair value for those grants was $[***] and $[***] per share, respectively, as reflected in its Financial Statements.

March 2025 409A – This valuation analysis resulted in a change in the fair value of the Company’s common stock from $[***] to $[***] per share. This was primarily driven by improvement in the market and a change in the probability of an IPO from [***]% to [***]%. The valuation methodology was consistent with the December 2024 409A, using a 50% income approach and 50% GPC method approach with a hybrid OPM/PWERM allocation methodology. The overall IPO probability was set at [***]%, as the Company continued actively working toward an IPO at the time of valuation with the primary reasons for the IPO probability increase related to the feedback from prospective investors in the Company’s “testing-the-waters” meetings and the substantial progress the Company made in advancing its IPO readiness, including confidentially submitting the Registration Statement with its Financial Statements as of and for the year ended December 31, 2024. However, these developments continued to be offset by increasing volatility in the U.S. and global capital markets due to the rapidly changing macroeconomic environment in the related period, resulting in the selected IPO probability of [***]% as of the valuation date. Based on that, the expected timing to liquidity event remained consistent with the December 2024 409A as the IPO was anticipated to occur in [***]. The discount for lack of marketability ranged from 5% to 25%.

The grants dated March 21, 2025 were made two days following the March 2025 valuation date, with no intervening corporate events that may have materially affected the fair value determination of the Company’s common stock. The Company concluded that its best-faith estimate of the fair value for those grants was $[***] per share, as reflected in its Financial Statements.

May 2025 409A – This valuation analysis resulted in a change in the fair value of the Company’s common stock from $[***] to $[***] per share. This is primarily driven by improvement in the capital markets and a change in the probability of an IPO from [***]% to [***]%. The valuation methodology was consistent with the March 2025 409A, using a 50% income approach and 50% GPC method approach with a hybrid OPM/PWERM allocation methodology. The IPO probability was set at [***]% as the Company continued actively working toward an IPO at the time of valuation with the primary reasons for the IPO probability increase related to the feedback from prospective investors as a result of the Company’s “testing-the-waters” meetings in March 2025, the substantial progress the Company made in advancing its IPO readiness, including publicly filing the Registration Statement with its Financial Statements

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

OMADA HEALTH, INC.

OMDA-1008

May 20, 2025

as of and for the year ended December 31, 2024 and for the three months ended March 31, 2025 on May 9, 2025. However, these developments continued to be offset by the volatility in the U.S. and global capital markets due to the rapidly changing macroeconomic environment in the related period, resulting in the selected IPO probability of [***]% as of the valuation date. Based on that, the expected timing to liquidity event remained consistent with the March 2024 409A as the IPO was expected to occur in [***]. However, IPO probability reflected uncertainty and volatility in the market. The discount for lack of marketability ranged from 4.5% to 25%.

The grants dated May 8, 2025 were made two days following the May 2025 valuation date, with no intervening corporate events that may have materially affected the fair value determination of the company’s common stock. The Company concluded that its best-faith estimate of the fair value for those grants was $[***] per share, as reflected in its Financial Statements.

PRELIMINARY ASSUMED IPO PRICE

As noted above, the anticipated Preliminary IPO Price Range is $[***] to $[***] per share, with a Preliminary Assumed IPO Price of approximately $[***] per share.

The Preliminary IPO Price Range was derived using a combination of valuation methodologies, including: (a) a comparison of public companies at a similar stage of market penetration; (b) a comparison of comparable company valuations and valuation increases at the time of their respective IPOs; (c) developments in the Company’s business; (d) feedback from prospective investors as a result of “testing-the-waters” meetings; and (e) recent market conditions used in the determination of the Preliminary IPO Price Range, based on the current market environment and the supply and demand for such investment opportunities in the marketplace.

The Preliminary IPO Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an M&A transaction. As is typical for IPOs, the Preliminary IPO Price Range was not derived using a formal determination of fair value but was determined as a result of discussions among representatives of the Company’s management, the Board of Directors, and the lead underwriters.

COMPARISON OF IPO PRICE RANGE AND HISTORICAL GRANT DATE FAIR VALUE PER SHARE

For the stock option awards since January 1, 2024, there are a number of factors that account for the increase in the Preliminary IPO Price Range over the applicable grant date fair value used for determining share-based compensation expense. The increases were primarily due to the Board of Directors’ and the Committee’s consideration of the objective and subjective factors described on pages 122-123 of the Registration Statement, market conditions and changes in the estimated equity value of the Company at the time of IPO, and the probability and timing of an IPO, and also reflect uncertainty and volatility resulting from the transition to the current U.S. presidential administration and other economic pressures. These factors also include:

•

The Company’s valuation methodologies, which are both commonly accepted and applied in the valuation community and are consistent with the methods and guidance in the AICPA Practice Guide, reflect the potential for alternative liquidity events occurring at different future dates, which inherently decreases the estimated fair value per share due to the combination of (i) the discounting to present value for each of the future business values upon a liquidity event, and (ii) the application of a discount for lack of marketability.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

OMADA HEALTH, INC.

OMDA-1009

May 20, 2025

•

The Preliminary IPO Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an M&A transaction.

•	The Preliminary IPO Price Range was not discounted for a lack of marketability or any other factor.

•

The Company’s redeemable convertible preferred stock currently has substantial economic rights and preferences over the Company’s common stock including (i) the right to receive noncumulative dividends at a specified rate of the original issuance price if and when declared by the Board of Directors, and (ii) liquidation payments in preference to holders of the Company’s common stock. Upon completion of the IPO, all of the Company’s outstanding redeemable convertible preferred stock would convert to common stock, and the associated preferred stock rights, including liquidation rights, would be eliminated.

•

The Company expects as a result of becoming publicly traded through the IPO there will be: (i) a substantial increase in the Company’s cash position after receiving the net proceeds from the IPO, (ii) an anticipated improved ability of the Company to raise equity and debt capital going forward, and at a lower expected cost of capital and with reduced borrowing costs, as a result of being a publicly traded company, and (iii) the expected increased attractiveness of the Company’s equity as a currency to raise capital, compensate employees, and use as consideration other strategic transactions.

CONCLUSION

In conclusion, the Company believes that the deemed per-share fair values of its common stock used as the basis for determining the share-based compensation expense for financial reporting purposes are reasonable and appropriate.

We thank you in advance for your consideration of the foregoing. Please contact me by telephone at (650) 463-2677 or by email (kathleen.wells@lw.com) with any questions or comments regarding this correspondence.

Sincerely,

/s/ Kathleen Wells
Kathleen Wells
of LATHAM & WATKINS LLP

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

OMADA HEALTH, INC.

OMDA-10010

May 20, 2025

cc:	Sean Duffy, Omada Health, Inc.

Steve Cook, Omada Health, Inc.

Nathan Salha, Omada Health, Inc.

Richard Kim, Latham & Watkins LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

OMADA HEALTH, INC.

OMDA-10011